Exhibit 99.2

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on May 14, 2024. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person. Please attend the Annual General Meeting to be be held on May 15, 2024, at 10 p.m., Eastern Time, at Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China. Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Annual General Meeting - SHENGFENG DEVELOPMENT LIMITED DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” FOR ALL THE ITEMS. 1. It is resolved as an Ordinary Resolution that Mr. Yongxu Liu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company. FOR AGAINST ABSTAIN 2. It is resolved as an Ordinary Resolution that Mr. Zhiping Yang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company. FOR AGAINST ABSTAIN 3. It is resolved as an Ordinary Resolution that Ms. Dan Liu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company. FOR AGAINST ABSTAIN 4. It is resolved as an Ordinary Resolution that Ms. Wen Li be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company. FOR AGAINST ABSTAIN 5. It is resolved as an Ordinary Resolution that Ms. Qingyan Ye be elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company. FOR AGAINST ABSTAIN 6. It is resolved as an Ordinary Resolution that that the re-appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 be confirmed, ratified and approved. FOR AGAINST ABSTAIN Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

SHENGFENG DEVELOPMENT LIMITED ANNUAL GENERAL MEETING Date of Meeting: May 15, 2024 DETACH PROXY CARD HERE TO VOTE BY MAIL SHENGFENG DEVELOPMENT LIMITED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned shareholder of SHENGFENG DEVELOPMENT LIMITED , a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of the 2024 Annual General Meeting (the “Meeting”) and the Proxy Statement, each dated May 2, 2024, and hereby appoints, if no person is specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting to be held on May 15, 2024, at 10 p.m., Eastern Time, at Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China, or at any adjournment thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy if no specification is made and/or upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith. This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted in the discretion of the appointed proxy. If the chairman of the Meeting is appointed, this proxy will be voted “FOR” Proposals No. 1–6 and in the discretion of the chairman with respect to such other business as may properly come before the meeting. Electronic Delivery of Proxy Material: If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards, and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate your consent to receive or access proxy materials electronically in future years. Email Address: (Continued and to be signed on Reverse Side)